

April 15, 2011

<u>Via Facsimile</u>
David P. King
President and Chief Executive Officer
Laboratory Corporation of America Holdings
358 South Main Street
Burlington, NC 27215

> **Re:** **Laboratory Corporation of America Holdings**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed March 7, 2011**
> **File No. 001-11353**

Dear Mr. King:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed March 1, 2011

1. We note the statement on page 47 that you were "in compliance with all covenants at December 31, 2010." Please revise future filings to provide approximate quantified disclosure of the degree to which you are in compliance with the covenants. Please provide draft disclosure.

Item 15. Exhibits and Financial Statement Schedules

2. We note that you have not included all of the exhibits and schedules to Exhibit 10.25. Please confirm that you will file a complete copy of this exhibit with your next Exchange Act periodic report.

Note 15. Commitments and Contingent Liabilities, page F-24

3.   We note your description of several legal matters on page F-24 through F-26. For any matters for which no amounts have been accrued and it is reasonably possible that a loss has been incurred or a loss in excess of amounts accrued has been incurred, please disclose in future filings an estimate of the loss or range of loss or state that an estimate cannot be made. In your response, provide us with disclosure that you intend to include in future filings. Refer to ASC 450-20-50-3 and 4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director